SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

TOKYO KYUKO DENTETSU KABUSHIKI KAISHA
(Name of Subject Company)

TOKYU CORPORATION
(Translation of Subject Company's Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company's Incorporation or Organization)

TOKYU CORPORATION
(Name of Person(s) Furnishing Form)

N/A
(CUSIP Number of Class of Securities (if applicable))

Masanori Tanaka
Tokyu Corporation
5-6 Nampeidai-cho
Shibuya-ku, Tokyo 150-8511 Japan
Telephone 81-3-3477-9603
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attachment I is an English translation of the Notice of Extraordinary Meeting of Shareholders which was distributed to shareholders of Tokyu Tourist Corporation on or after November 11, 2003.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

In accordance with Japanese law, beginning November 11, 2003, certain portions of Attachment I will be available for review and copying at Tokyu Tourist Corporation's principal business address by shareholders of Tokyu Tourist Corporation who have voting rights under applicable Japanese law. Such information will be available through the expiration of the six-month period starting immediately after the date of the proposed share exchange.

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X appointing an agent for service of process in connection with the subject transaction was filed concurrently with Form CB filed with the Commission on September 26, 2003.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Masahiro Umehara

(Signature)

Masahiro Umehara
Senior Manager
Financing, Accounting and Group Strategy Headquarters

(Name and Title)

November 11, 2003

(Date)

Attachment I

Translation: This English translation is being provided to United States shareholders for the sole purpose of complying with certain requirements under United States securities laws and does not constitute a notice of shareholders meeting under the Commercial Code of Japan. It is not intended in any way to substitute or replace the original Japanese version under Japanese law and if there is any discrepancy between the original Japanese version and this translation, the original Japanese version shall govern.

NOTICE TO U.S. SHAREHOLDERS: THIS NOTICE RELATES TO A PROPOSED BUSINESS COMBINATION WHICH INVOLVES THE SECURITIES OF A JAPANESE COMPANY. IT IS SUBJECT TO THE DISCLOSURE REQUIREMENTS OF JAPAN WHICH ARE DIFFERENT FROM THOSE IN THE UNITED STATES. FINANCIAL STATEMENTS AND REPORTS OF INDEPENDENT AUDITORS AND THE BOARD OF STATUTORY AUDITORS INCLUDED IN THIS DOCUMENT ARE TRANSLATIONS OF SUCH FINANCIAL STATEMENTS AND REPORTS ORIGINALLY WRITTEN IN JAPANESE AND HAVE BEEN PREPARED IN ACCORDANCE WITH JAPANESE ACCOUNTING STANDARDS THAT MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

IT MAY BE DIFFICULT FOR ANY U.S. SHAREHOLDER TO ENFORCE HIS RIGHTS AND ANY CLAIM HE MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN JAPAN, AND MOST OF ITS OFFICERS AND DIRECTORS ARE RESIDENTS OF JAPAN. SUCH U.S. SHAREHOLDER MAY NOT BE ABLE TO SUE A JAPANESE COMPANY OR ITS OFFICERS OR DIRECTORS IN A JAPANESE COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A JAPANESE COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

November 11, 2003

To the Shareholders

Tokyu Tourist Corporation
3-8-1 Higashiyama, Meguro-ku
Tokyo
President and Director: Norihiko Nomizo

Notice of Extraordinary Meeting of Shareholders

Dear Shareholders:
You are cordially invited to attend the Extraordinary Meeting of Shareholders of Tokyu Tourist Corporation (the "Company"), details of which are provided below.
It is to be added that If you do not expect to attend the meeting, you may exercise your voting right in writing, provided that you review the reference materials set forth below and promptly send the enclosed Exercise of Voting Rights Form marked with your approval or disapproval of the propositions and affixed with your registered seal so that it arrives no later than November 25, 2003.

Date & Time: **Wednesday, November 26, 2003; 10:00 a.m.**

Venue: **Meeting Room**
2nd Floor, Shin-Nampeidai Tokyu Building,
1-21-2 Dogenzaka, Shibuya-ku, Tokyo

Meeting Agenda: **Propositions to be resolved:**

Proposition 1.

Approval of the Share Exchange Agreement between the Company and Tokyu Corporation.

An outline of the proposition is set forth below in "Reference Materials for Exercise of Voting Rights" (Pages 3 to 30).

Proposition 2.

Partial Amendment to the Articles of Incorporation

An outline of the proposition is set forth below in "Reference Materials for Exercise of Voting Rights" (Pages 31 to 33).

* * *

Note: If you attend the meeting, please present the enclosed Exercise of Voting Rights Form to the reception desk upon your arrival.

Reference Materials for Exercise of Voting Rights

I. Total number of voting rights held by the shareholders entitled to vote:

66,607

II. Propositions and reference items:

Proposition 1: Approval of the Share Exchange Agreement between the Company and Tokyu Corporation (the "Agreement")

1. Reasons for the Share Exchange

The Company and Tokyu Corporation ("Tokyu") executed the Share Exchange Agreement on September 26, 2003, under which, as of January 1, 2004, the Company will become a wholly-owned subsidiary of Tokyu and Tokyu will become the wholly-owning parent of the Company.

Since its establishment in 1956, the Company, as a member of Tokyu Group (which has regarded the tourism and leisure business as one of its main businesses), has developed its dining and lodging business nationwide and has become one of the leading companies in the tourism industry, spreading the Tokyu brand name throughout Japan.

However, certain factors such as the shift away from group travel in favor of individual travel, the development of information technology which allows consumers to bypass travel agents, stiffer competition in the industry and weakened demand resulting from overseas terrorist attacks, have led to lower profitability, and in recent years the Company has declared continued operating losses. To cope with this situation, the Company, through a series of business reform plans, has moved to improve its business efficiency by integrating and/or closing unprofitable outlets, by reducing operational costs such as personnel expenses and by spinning off unprofitable businesses and concentrating business resources on the Company's areas of strength. Tokyu has also supported the Company through underwriting its additional equity and through other measures.

The current financial year is the first year of the "Three-Year Business Reform Plan," formulated in August 2002 and based on the Tokyu Group's business policy. During 2003, the hostilities in Iraq and the SARS epidemic have resulted in worsening business performance. In order to strengthen the Company's financial structure and facilitate its capital improvement, Tokyu underwrote a third-party capital increase by the Company in June 2003. However, to ensure the survival of the Company amid the continuing severe environment for tourism business, the Company and Tokyu have agreed that it is most appropriate that the Company, through a share exchange, become a wholly-owned subsidiary of Tokyu so that, under the direction of Tokyu, the speed of decision-making is accelerated and the management structures become more integrated.

From now on, through accelerated business restructuring, we aim to improve business efficiency, create a business structure that can respond aggressively and flexibly to the changing business environment and customer needs and ensure higher group corporate value, so that the Company is able to meet the expectations of the Company's shareholders, who will, as of January 1, 2004, be new shareholders of Tokyu.

We hope that the shareholders will agree to our decision and approve of the Agreement.

2. Contents of the Share Exchange Agreement

Set forth below are the contents of the Agreement that was entered into by and between the Company and Tokyu as of September 26, 2003.

Share Exchange Agreement (Translation)

This Share Exchange Agreement (hereinafter referred to as the "Agreement") is entered into by and between TOKYU CORPORATION (hereinafter referred to as "TOKYU") and Tokyu Tourist Corporation (hereinafter referred to as "Tokyu Tourist") as follows:

Article 1 (Share Exchange)

In order to make TOKYU the wholly-owning parent company of Tokyu Tourist and Tokyu Tourist the wholly-owned subsidiary of TOKYU, TOKYU and Tokyu Tourist will effect the Share Exchange in accordance with Article 352 through Article 363 of the Commercial Code of Japan.

Article 2 (Shares to be Issued upon Share Exchange and Allotment thereof)

Upon the Share Exchange, 3,589,954 shares of TOKYU common stock owned by TOKYU shall be allotted to the shareholders of Tokyu Tourist excluding TOKYU who are registered in the final shareholders list (including the beneficial shareholders' list; the same shall apply hereinafter) as of the day before the Share Exchange Date, at the ratio of 0.16 common shares of TOKYU to one (1) common share of Tokyu Tourist.

Article 3 (Amounts of Increase in Capital and Capital Reserve)

The amount of capital and capital reserve to be increased by TOKYU Upon the Share Exchange shall be as follows:

(1) Capital: The amount of capital of TOKYU will not increase.
(2) Capital Reserve: If the amount obtained by multiplying the net asset amount of Tokyu Tourist on the Share Exchange Date by the ratio of the number of shares of Tokyu Tourist to be transferred to TOKYU to the aggregate total of its outstanding shares exceeds the total amount of the book value of TOKYU's own common shares allotted by TOKYU to Tokyu Tourist's shareholders pursuant to Article 2 above, the capital reserve will be increased by the excess amount.

Article 4 (General Meeting of Shareholders for Approval of Share Exchange)

1 Tokyu Tourist shall call for a general meeting of its shareholders (hereinafter referred to as the "Meeting of Shareholders for Approval of Share Exchange") to be held on November 26, 2003 and shall ask for the resolutions concerning the approval of the Agreement and other items required for the Share Exchange. However, the date of the Meeting of Shareholders for Approval of Share Exchange may be changed upon mutual consultation between TOKYU and Tokyu Tourist as required.

2 As prescribed in Article 358, Paragraph 1 of the Commercial Code of Japan, TOKYU shall effect the Share Exchange without obtaining the approval of a general meeting of its shareholders.

Article 5 (Share Exchange Date)

The Share Exchange Date shall be January 1, 2004. However, the Share Exchange Date may be changed by mutual consultation between TOKYU and Tokyu Tourist as required.

Article 6 (Term of Office of Directors and Statutory Auditors Who Took Office before Share Exchange Date)

The term of office of TOKYU's directors or statutory auditors who took office before the Share Exchange Date shall be until such time as those persons would serve if the Share Exchange were not effected under the Agreement.

Article 7 (Management of Company's Properties, Etc.)
Subsequent to the execution of this Agreement and until the Share Exchange Date, TOKYU and Tokyu Tourist shall each pursue their own respective businesses, and manage and operate their own respective assets with the diligence of a good manager. Any actions that may materially affect their respective properties, rights or obligations shall only be taken upon prior mutual consultation between TOKYU and Tokyu Tourist.

Article 8 (Changes of the Terms of Share Exchange and Termination of the Agreement)
During the period commencing from the date of execution of the Agreement and ending on the Share Exchange Date, if material changes occur in the conditions of the assets or of the management of TOKYU or Tokyu Tourist, the terms of the Share Exchange or other terms and conditions of the Agreement may be changed or the Agreement may be terminated upon mutual consultation between TOKYU and Tokyu Tourist.

Article 9 (Validity of the Agreement)
The Agreement shall cease to be in effect if the Shareholders' Meeting for Approval of Share Exchange of Tokyu Tourist stipulated in Article 4 above does not approve of the Agreement.

Article 10 (Matters for Consultation)
Any matters not stipulated in the Agreement that are required to be settled for the Share Exchange shall be determined separately upon mutual consultation between TOKYU and Tokyu Tourist in accordance with the purport of the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused the Agreement to be prepared in duplicate, and, upon affixing their names and seals thereon, TOKYU and Tokyu Tourist shall each retain one copy thereof.

September 26, 2003

TOKYU CORPORATION

/s/ Kiyofumi Kamijo
President and Representative director
TOKYU CORPORATION
5-6 Nanpeidai-cho, Shibuya-ku, Tokyo

Tokyu Tourist Corporation

/s/ Norihiko Nomizo
President and Representative director
Tokyu Tourist Corporation
3-8-1 Higashiyama, Meguro-ku, Tokyo

(Note) With respect to Article 4, November 27, 2003 was originally scheduled as the date for the Meeting of Shareholders for Approval of Share Exchange. However, upon mutual consultation between TOKYU and Tokyu Tourist, on October 31, 2003 the date was rescheduled to November 26, 2003. As a result, the rescheduled date is used in Article 4 above.

3. Explanation of the Share Exchange Ratio pursuant to Article 354, Paragraph 1, Item 2 of the Commercial Code of Japan

Basis for Share Exchange Ratio

With respect to the Share Exchange with Tokyu due to occur on January 1, 2004, the Company determined the Share Exchange Ratio as set forth below:

1) In order to negotiate the Share Exchange Ratio with Tokyu, the Company requested Deloitte Tohmatsu Corporate Finance Co., Ltd ("Deloitte Tohmatsu") to calculate a range for the Share Exchange Ratio. Deloitte Tohmatsu considered the Market Price Method, the Comparable Companies Method and the Discounted Cash Flow ("DCF") Method to analyze and compare the value per share of the Company and Tokyu (collectively, "the Parties"). Deloitte Tohmatsu calculated that the appropriate range of the Share Exchange Ratio of Tokyu common stock to Company common stock was between 1:0.155 to 1:0.242.
2) After receipt of the suggested Share Exchange Ratio from Deloitte Tohmatsu, the Company entered into negotiations with Tokyu in order to decide the Share Exchange Ratio, at which time a detailed investigation was undertaken.
3) Tokyu requested KPMG Corporate Finance K.K. ("KPMG") to analyze the Share Exchange Ratio. KPMG utilized the DCF Method, the Adjusted Present Value Method, the Market Price Method and the Adjusted Book Value Method. Following a comprehensive review of the results of such analysis, KPMG calculated that the Share Exchange Ratio of Tokyu common stock to Company common stock was between 1:0.139 to 1:0.169.
4) The Company carefully reviewed the Share Exchange Ratio provided by Deloitte Tohmatsu by taking into consideration both the Company's financial situation and the severe business environment in the travel industry, and repeated negotiations with Tokyu. Accordingly, a Board meeting of the Company was held on September 26, 2003, wherein the Board of Directors resolved to execute the Agreement under which Tokyu's common shares were to be allotted at the ratio of 0.16 shares to one (1) common share of the Company. On the same day, the Parties executed the Agreement.
5) In addition, at the same time as the above-mentioned Board meeting, Deloitte Tohmatsu issued its opinion that the Share Exchange Ratio of 1:0.16 between Tokyu and the Company is reasonable from the Company's financial perspective.

Notes:

i. Market Price Method
Deloitte Tohmatsu regarded September 19, 2003 as the standard appraisal day and analyzed the market price of the Parties' shares over the previous year (utilizing the daily volume weighted average share price). Deloitte Tohmatsu also analyzed liquidity and unusual transactions and performed a market multiple analysis of share prices of comparable companies to calculate the Share Exchange Ratio for the Parties.

ii. Market Multiples of Comparable Companies Method
Deloitte Tohmatsu utilized publicly available information on other companies in the same business as the Company to analyze the multiples of market capitalization (market price of shares times the number of outstanding shares) to sales revenue, EBITDA (earnings before interest, tax, depreciation and amortization), net income and net assets. In addition, with respect to EBITDA, the multiple of market capitalization to corporate value was also utilized for calculating the Share Exchange Ratio for the Parties.

iii. DCF Method

Deloitte Tohmatsu utilized the present value of the estimated future cash flows discounted by the weighted average cost of capital in order to calculate the Share Exchange Ratio for the Parties.

4. Contents of Balance Sheets and Statements of Income for the companies implementing share exchange set forth in Article 354, Paragraph 1, Item 3 through 6 of the Commercial Code of Japan

① The balance sheets and the statements of income of the Company and Tokyu prepared within 6 months prior to the Meeting of Shareholders for Approval of Share Exchange.

Tokyu Tourist Corporation
Non-Consolidated Interim Financial Statements

1) Non-consolidated interim balance sheets

Assets	
	Thousands of yen
	As of June 30, 2003
Assets	
Current assets	**13,653,401**
Cash and deposits	4,978,658
Accounts receivable for customers	2,969,717
Commissions receivable	226,364
Securities	30,000
Inventories	95,995
Short-term loans receivable	1,035,892
Advance travel payments	2,943,052
Prepaid expenses	196,847
Others	1,201,369
Allowance for doubtful accounts	(24,496)
Fixed assets	**9,889,912**
Tangible fixed assets	**1,060,735**
Buildings	465,159
Structures	230
Machinery and equipment	6,361
Furniture and fixtures	395,796
Lands	193,188
Intangible fixed assets	**407,545**
Leasehold rights	853
Telephone rights	79,068
Utility rights	12,309
Software	315,314

Investments and long-term loans	**8,421,632**
Investment securities	988,456
Shares of subsidiaries	4,135,027
Long-term loans receivable	249,421
Claims in bankruptcy and reorganization	51,110
Lease and guarantee deposits	2,813,017
Others	322,769
Allowance for doubtful accounts	(138,170)
Total assets	**23,543,314**

Liabilities and Shareholders' Equity	
	Thousands of yen
	As of June 30, 2003
Current liabilities	**18,461,397**
Accounts payable	1,609,334
Accrued income taxes	52,299
Accrued expenses	106,060
Deposits received	89,760
Unsettled travel coupons	8,029,116
Advances received	4,050,968
Travel deposits received	3,827,965
Bonus payments reserve	103,975
Others	591,915
Fixed liabilities	**3,815,294**
Reserve for employees' retirement allowance	2,753,284
Others	1,062,009
Total liabilities	**22,276,691**
Shareholders' equity	
Common stock	**6,063,490**
Legal reserves	**7,404,838**
Capital surplus	7,176,005
Earned surplus	228,832
Accumulated Deficit	**12,162,511**

Other reserve	3,473,900
Unappropriated loss at end of period	15,636,411
Of which, net income for the fiscal period	46,872
Unrealized holding losses on securities	**(34,963)**
Treasury stock	**(4,231)**
Total shareholders' equity	**1,266,622**
Total liabilities and shareholders' equity	**23,543,314**

Notes

1. Units of all amounts are expressed in thousands of yen	
2. Short-term monetary receivables from subsidiaries	724,129
3. Short-term monetary payables to subsidiaries	165,923
4. Long-term monetary payables to subsidiaries	718,144
5. Short-term monetary receivables from controlling shareholder	103,392
6. Long-term monetary receivables from controlling shareholder	100,157
7. Short-term monetary payables to controlling shareholder	16,419
8. Accumulated depreciation on tangible fixed assets	2,024,463
9. Significant assets used in accordance with lease agreements In addition to fixed assets included in the Balance Sheets, electric calculators and supplies, office furniture and fixtures, and vehicles are utilized in accordance with lease agreements.	
10. Collateralized assets	
Securities	30,000
11. Major assets in foreign currency	
Shares of subsidiaries (STG£2,100 thousand, US$2,030 thousand, etc.)	713,245
12. Major liabilities in foreign currencies	
Accounts payable (US$688 thousand, EUR496 thousand, etc.)	167,826
13. Liabilities for guarantee	20,965
14. Net income per share	0.79 yen

2) Non-consolidated interim statements of income

Statements of Income		
	Thousands of yen	
	From January 1, 2003 to June 30, 2003	
Revenue from operations		
Travel business	8,236,447	
Other business	190,596	8,427,044
Cost of revenue from operations		
Travel business	7,114,616	
Other business	172,022	7,286,638
General administrative expenses		1,082,852
Operating income		**57,552**
Non-operating income		
Interest and dividend income	68,092	
Others	112,055	180,148
Non-operating expenses		
Interest expenses	11	
Others	82,274	82,286
Ordinary income		**155,414**
Extraordinary gains		
Compensation for transfer of branches	7,500	
Gain on sales of investment securities	2,000	9,500
Extraordinary losses		
Loss on sales of investment securities	9,887	
Appraisal loss on investment securities	69,204	
Appraisal loss on golf memberships	1,800	80,892
Income before income taxes		**84,022**
Income taxes		37,150
Net income		**46,872**
Unappropriated loss brought forward from the previous fiscal period		15,683,283
Unappropriated loss as of the end of the fiscal period		**15,636,411**

(Notes)	
1. Units of all amounts are expressed in thousands of yen	
2. Transactions with subsidiaries	
Operating revenues	1,235,568
Operating expenses	484,486
Non-operating transactions	91,931
3. Transactions with controlling shareholders	
Operating revenues	27,554
Operating expenses	148,868
Non-operating transactions	38,640

Tokyu Corporation
Non-Consolidated Financial Statements

1) Non-consolidated interim balance sheets

Assets	
	Millions of yen As of September 30, 2003
Assets	
Current assets	**212,501**
Cash and deposits	2,326
Accrued fares	1,345
Accounts receivable	12,391
Accrued revenues	2,328
Short-term loans receivable	51,682
Securities	29
Real estate held for resale	113,985
Supplies	2,404
Prepaid expenses	473
Deferred tax assets	13,655
Others	11,998
Allowance for doubtful accounts	(120)
Fixed assets	**1,429,203**
Fixed assets of railway business	304,178
Fixed assets of real estate business	307,923
Fixed assets of other business	14,466
Other fixed assets relating to the business	20,433
Construction in progress	305,068
Investments and long-term loans	477,133
Investments in subsidiaries and affiliates	244,558
Investment securities	151,999
Investment funds	1,304
Long-term loans receivable	29,064
Long-term prepaid expenses	5,305
Long-term deferred tax assets	44,264
Others	13,637
Allowance for doubtful accounts	(13,001)
Total assets	**1,641,705**

Liabilities and Shareholders' Equity	
	Millions of yen As of September 30, 2003
Liabilities	
Current liabilities	**475,802**
Short-term debt	224,334
Bonds maturing in one year or less	40,800
Accounts payable	5,330
Accrued expenses	13,186
Accrued income taxes	26
Deposits for connection fares	2,765
Deposits received	11,756
Advance paid fares	8,580
Advances received	111,472
Bonus payment reserve	3,313
Reserve for loss on business investment	16,490
Commercial paper	29,000
Others	8,747
Long-term liabilities	**886,997**
Bonds	333,300
Long-term debt	440,777
Reserve for retirement allowance for employees	9,939
Reserve for retirement allowance for directors and corporate auditors	1,215
Others	101,764
Special legal reserves	**39,344**
The Urban Railways Improvement Reserve	39,344
Total liabilities	**1,402,145**
Shareholders' equity	
Common stock	108,819
Capital surplus	137,661
Legal reserve	47,181
Others	90,479
Retained Earnings	(15,960)

Appropriated	950
Unappropriated loss at end of period	16,910
Of which, net loss for the current fiscal period	39,595
Unrealized holding gains on securities	11,469
Treasury stock	(2,429)
Total shareholders' equity	**239,559**
Total liabilities and shareholders' equity	**1,641,705**

Notes	*Millions of yen*
1. Accumulated depreciation on tangible fixed assets	493,955
2. Collateralized assets	
Fixed assets of railway business	287,612
Fixed assets of real estate business	46,928
3. Liabilities for guarantee	45,142
Of which, foreign currency denominated	514
(Amount in foreign currency S$8,000 thousand)	
4. Finance lease transactions other than those for which ownership is recognized as transferred to the lessee	
Acquisition cost equivalents	564
Accumulated depreciation equivalents	319
End of period balance equivalents	244
Of which, within one year	102
Of which, within more than one year	141
Interim period lease payments	51
5. Operating lease transactions	
(As lessee) Outstanding lease commitment equivalents	
- within one year	602
- more than one year	4,694
- Total	5,297
(As lessor) Outstanding lease commitments	
- within one year	497
- more than one year	913
- Total	1,411
6. Treatment for consumption tax Amounts of consumption taxes received and those paid in advance are netted out and recorded under "Others" in Current Liabilities.	
7. Addition to or deduction from The Urban Railways Improvement Reserve is pursuant to Article 8 of the Law for the Urban Railways Improvement.	
8. Accumulated deductions from the acquisition cost of fixed assets of the railway business with respect to subsidies for construction received	86,594

Tokyu Corporation
Non-Consolidated Interim Financial Statements

2) Non-consolidated interim statements of income

Statements of Income			
		Millions of yen	
		From April 1, 2003 to September 30, 2003	
Operating income			
Railways	Revenue from operations	67,698	
	Cost of revenue from operations	49,922	
	Operating income		17,776
Real Estate	Revenue from operations	45,065	
	Cost of revenue from operations	39,797	
	Operating income		5,267
Other	Revenue from operations	1,878	
	Cost of revenue from operations	2,675	
	Operating income (loss)		(796)
Operating income			22,247
Non-operating income			
Non-operating income			
Interest & dividends		2,126	
Others		5,896	8,023
Non-operating expenses			
Interest		10,500	
Others		3,175	13,675
Ordinary income			16,594
Extraordinary gains/losses			
Extraordinary gains			
Gain on sales of fixed assets		115	
Contribution by subsidies for construction		3,141	
Deduction from the Urban Railways Improvement Reserve		2,653	
Others		744	6,655
Extraordinary losses			
Loss on sales of property and equipment		626	
Appraisal loss on investments in subsidiaries and affiliates		61,369	
Advanced depreciation deductions of fixed assets		2,070	
Addition to business investment loss reserve		16,490	
Addition to the Urban Railways Improvement reserve		1,198	
Others		7,001	88,756
Loss before income taxes			65,506
Current Income taxes			92
Deferred taxes			(26,003)
Net loss			39,595
Retained earnings brought forward from the previous fiscal period			22,684
Unappropriated loss at end of period			16,910

② The latest balance sheets and the statements of income of the Company and Tokyu.

Tokyu Tourist Corporation
Non-Consolidated Financial Statements

1) Non-consolidated balance sheets

Assets	
	Thousands of yen
	As of December 31, 2002
Assets	
Current assets	**18,432,874**
Cash and deposits	7,766,597
Notes receivable	980
Accounts receivable for customers	6,122,090
Commissions receivable	930,019
Securities	30,000
Inventories	64,420
Advanced travel payments	2,546,440
Prepaid expenses	344,485
Others	705,441
Allowance for doubtful accounts	(77,603)
Fixed Assets	**7,519,076**
Tangible fixed assets	**1,404,977**
Buildings	573,402
Structures	246
Machinery and equipment	5,962
Furniture and fixtures	632,177
Lands	193,188
Intangible fixed assets	**576,640**
Leasehold rights	853
Telephone rights	95,278
Utility rights	13,658
Software	466,849

Investments and long-term loans	**5,537,458**
Investment securities	1,029,119
Shares of subsidiaries	1,341,965
Long-term loans receivable	207,822
Claims in bankruptcy and reorganization	128,316
Lease and guarantee deposits	2,656,980
Others	386,831
Allowance for doubtful accounts	(213,576)
Total assets	**25,951,951**

Liabilities and Shareholders' Equity	
	Thousands of yen
	As of 31 December, 2002
Current liabilities	**22,139,820**
Accounts payable	4,034,403
Accrued income taxes	102,220
Accrued expenses	131,217
Deposits received	110,059
Unsettled travel coupons	8,247,877
Advances received	3,506,850
Travel deposits received	5,467,672
Bonus payments reserve	51,463
Others	488,055
Fixed liabilities	**3,441,844**
Reserve for employee's retirement allowance	3,046,156
Others	395,687
Total liabilities	**25,581,665**
Shareholders' equity	
Common stock	**5,680,990**
Legal reserves	**7,022,338**
Capital surplus	6,793,505
Earned surplus	228,832
Accumulated Deficit	**12,209,383**

Other reserve	3,473,900
Unappropriated loss at end of period	15,683,283
Of which, net loss for the current fiscal period	96,185
Unrealized holding losses on securities	**(120,041)**
Treasury stock	**(3,616)**
Total shareholders' equity	**370,285**
Total liabilities and shareholders' equity	**25,951,951**

Notes

1. Units of all amounts are expressed in thousands of yen	
2. Short-term monetary receivables from subsidiaries	156,414
3. Short-term monetary payables to subsidiaries	288,186
4. Long-term monetary payables to subsidiaries	27,218
5. Short-term monetary receivables from controlling shareholders	281,141
6. Long-term monetary receivables from controlling shareholders	117,522
7. Short-term monetary payables to controlling shareholders	50,610
8. Accumulated depreciation on tangible fixed assets	2,397,511
9. Significant assets used in accordance with lease agreements In addition to fixed assets included in the Balance Sheets, electric calculators and supplies, office furniture and fixtures, and vehicles are utilized in accordance with lease agreements.	
10. Collateralized assets	
Securities	30,000
11. Major assets in foreign currency	
Shares of subsidiaries	
(STG£2,100 thousand US$2,030 thousand, etc.)	713,245
12. Major liabilities in foreign currency	
Accounts payable	
(US$3,694 thousand, EUR1,711 thousand, etc.)	725,008
13. Liabilities for guarantee	23,390
14. Net loss per share	1.67 yen

Tokyu Tourist Corporation
Non-Consolidated Financial Statements

2) Non-consolidated statements of income

Statements of Income		
	Thousands of yen	
	From January 1, 2002 to December 31, 2002	
Revenue from operations		
Travel business	26,477,351	
Other business	354,089	26,831,440
Cost of revenue from operations		
Travel business	24,045,607	
Other business	321,678	24,367,285
General administrative expenses		2,280,481
Operating income		183,673
Non-operating income		
Interest and dividend income	169,768	
Others	219,355	389,124
Non-operating expenses		
Interest expenses	2,807	
Others	311,528	314,336
Ordinary income		258,460
Extraordinary gains		
Gain on transfer of operations	93,000	
Gain on reversal from bonus payment reserve	94,673	
Compensation for transfer of branches	45,267	
Gain on sales of subsidiaries' stock	41,625	
Gain on sales of investment securities	43,817	318,383
Extraordinary losses		
Loss on liquidation of investment securities	471,059	
Appraisal loss on investment securities	87,288	
Appraisal loss on golf memberships	13,540	
Loss on restructuring of subsidiaries	1,142	573,029
Income before income taxes		**3,814**
Income taxes		100,00
Net loss		**96,185**
Unappropriated loss brought forward from the previous fiscal period		15,587,098
Unappropriated loss at end of period		**15,683,283**

(Notes)
1. Units of all amounts are expressed in thousands of yen
2. Transactions with subsidiaries

Operating revenue	152,708
Operating expense	2,945,177
Non-operating transactions	214,872

3. Transactions with controlling shareholders

Operating revenue	160,083
Operating expense	536,954
Non-operating transactions	78,213

Tokyu Tourist
Significant Accounting Policies

The financial statements have been prepared in accordance with the accounting principles and practices set forth below.

1. Valuation Standards and Accounting Treatment for Securities

(1) Bonds held to maturity	The cost amortization method
(2) Shares of subsidiaries and affiliates	The cost method determined by the moving average method
(3) Other securities	
Securities with market quotations	The market value method based upon the market price as of the end of the fiscal year (The entire difference between the carrying value and the market value is capitalized. Cost of sales is computed by the moving average method.)
Securities without market quotations	The cost method determined by the moving average method

2. Valuation Standards for Derivatives — The market value method

3. Valuation Standards and Accounting Treatment for Inventories
The cost method determined by the first-in-first-out method

4. Method of Depreciating Fixed Assets

(1) Tangible fixed assets	Principally, the declining-balance method
(2) Intangible fixed assets	The straight-line method. It is to be added that depreciation of software utilized by the Company is computed by the straight-line method, assuming a useful life of 5 years.

5. Method of Addition to Reserves and Allowances
   (1) Allowance for doubtful accounts
   With regard to loans to normal entities, the allowance for doubtful accounts is provided based upon the respective actual loss ratio during the specified previous periods. With regard to specified credits to possible non-performing entities, however, of the balance, an amount the Company considers necessary (calculated by individually taking into consideration all factors of customers related with the collection of credits) is accounted for in the allowance for doubtful accounts.
   (2) Bonus payment reserve
   The bonus payment reserve for employees is based upon the estimation of the amount to be paid in subsequent periods.
   (3) Reserve for retirement allowance for employees
   With regard to reserve for retirement allowance for employees, such reserve consists of an amount which the Company acknowledges will actually accrue as of the end of the fiscal year, on the basis of the retirement and severance benefit obligations and the estimated fair value of pension fund assets as of the end of the fiscal year. It is to be added that the transition difference arising from adoption of the new accounting principles (JPY9,255 million) shall be charged to expenses over a period of 15 years. Prior service costs shall be charged over a period that is less than the average remaining years of service of employees, calculated by the straight-line method. Differences in the actuarially computed

value of benefits shall be charged from the following fiscal year over a period that is less than the average remaining years of service of employees, calculated by the straight-line method.

6. Accounting Treatment for Significant Leases
Finance leases, other than those in which the ownership of the leased assets is not transferred to the lessee, are treated in the same way as ordinary operating leases for accounting purposes.

7. Accounting Treatment for Consumption Tax
The consumption tax exclusion method is applied.

Tokyu Corporation
Non-Consolidated Financial Statements

1) Non-consolidated balance sheets

Assets	
	Millions of yen As of March 31, 2003
Assets	
Current assets	**180,908**
Cash and cash equivalents	4,852
Accrued fares	1,361
Accounts receivable	19,904
Accrued revenues	1,385
Short-term loans receivable	15,746
Securities	29
Real estate held for resale	116,607
Supplies	2,811
Prepaid expenses	1,297
Deferred tax assets	11,154
Others	8,356
Allowance for doubtful accounts	(2,599)
Fixed assets	**1,435,294**
Fixed assets of railway business	303,145
Fixed assets of real estate business	218,772
Fixed assets of hotel business	42,247
Fixed assets of other businesses	91,586
Other fixed assets relating to the businesses	16,913
Construction in progress	313,956
Investments, etc.	448,671
Investments in subsidiaries and affiliates	255,386
Investment securities	121,311
Investment funds	6,826
Long-term loans receivable	19,392
Long-term prepaid expenses	7,094
Long-term deferred tax assets	28,533
Others	21,691
Allowance for doubtful accounts	(11,565)

Total assets	1,616,202

Liabilities and Shareholders' Equity	
	Millions of yen As of March 31, 2003
Liabilities	
Current liabilities	**466,291**
Short-term debt	212,041
Bonds maturing in one year or less	55,800
Accounts payable	10,236
Accrued expenses	5,163
Accrued consumption taxes	2,677
Accrued income taxes	13,735
Deposits for connection fares	2,561
Deposits received	12,061
Advance paid fares	7,963
Advances received	118,421
Bonus payment reserve	3,692
Reserve for loss on business investment	14,865
Others	7,071
Long-term liabilities	**835,927**
Bonds	305,500
Long-term loans	407,163
Reserve for employees' retirement allowance	10,345
Reserve for retirement allowance for directors and corporate auditors	1,227
Others	111,689
Special legal reserves	40,800
Urban railways improvement reserve	40,800
Total liabilities	**1,343,019**
Shareholders' equity	
Common stock	**108,819**
Capital surplus	**137,647**
Legal reserve	47,181
Others	90,466
Retained earnings	**26,565**

Appropriated	950
Unappropriated income at end of period	25,615
Of which, net income for the fiscal period	6,950
Unrealized holding gains on securities	760
Treasury stock	(610)
Total shareholders' equity	273,182
Total liabilities and shareholders' equity	1,616,202

Notes	Millions of yen
1. Accumulated depreciation on tangible fixed assets	520,890
2. Fixed assets for business use	
Tangible fixed assets	642,645
Land	148,422
Buildings	236,471
Structures	197,016
Vehicles	35,350
Others	25,384
Intangible fixed assets	30,020
3. Short-term monetary receivables from subsidiaries	20,388
Long-term monetary receivables from subsidiaries	21,208
4. Short-term monetary payables to subsidiaries	13,636
Long-term monetary payables to subsidiaries	6,339
5. Collateralized assets	
Fixed assets of railway business	291,485
Fixed assets of real estate business	47,214
6. Major assets and liabilities in foreign currency	
Investments in subsidiaries and affiliates	18,191
(Amount in foreign currency: US$135,657 thousand, S$17,000 thousand)	
Investment securities	5,581
(Amount in foreign currency: S$62,535 thousand, M$24,017 thousand)	
7. Liabilities for guarantee	24,567
Of which, foreign currency amounts	564
(Amount in foreign currency: S$8,300 thousand)	
8. Net income per share	6.07 yen
Commencing this fiscal year, the "Accounting Standards for Earnings Per Share" (Financial Accounting Standard No. 2) and the "Implementation Guidance for Accounting Standards for Earnings Per Share" (Financial Accounting Standards Implementation Guidance No. 4) are applicable. These effects are minor.	
9. Net Assets as defined in Article 290, Paragraph 1, Item 6 of the Commercial Code of Japan before its revision in 2002.	760
10. Additions to or deductions from the Urban Railways Improvement Reserve are made pursuant to Article 8 of the Law for the Urban Railways Improvement.	
11. Accumulated deductions from the acquisition cost of fixed assets of the railway business with respect to subsidies for construction received	84,525

Tokyu Corporation
Non-Consolidated Financial Statements

2) Non-consolidated statements of income

Statements of Income

			Millions of yen
		From April 1, 2002 to March 31, 2003	
Operating income			
Railways	Revenue from operations	133,584	
	Cost of revenue from operations	102,000	
	Operating income		31,584
Real estate	Revenue from operations	99,866	
	Cost of revenue from operations	75,766	
	Operating income		24,099
Hotels	Revenue from operations	50,623	
	Cost of revenue from operations	54,511	
	Operating income (loss)		(3,888)
Other	Revenue from operations	13,771	
	Cost of revenue from operations	15,817	
	Operating income (loss)		(2,045)
Operating income			49,749
Non-operating income			
Non-operating income			
Interest & dividends		4,597	
Others		3,648	8,245
Non-operating expenses			
Interest		21,904	
Others		5,545	27,450
Ordinary income			30,544
Extraordinary gains/losses			
Extraordinary gains			
Gain on sales of fixed assets		48,410	
Contribution by subsidies for construction		17,583	
Deduction from the Urban Railways Improvement Reserve		5,307	
Others		341	71,642
Extraordinary losses			
Loss on sales of fixed assets		16,828	
Advanced depreciation deductions of fixed assets		10,739	
Appraisal loss on investments in subsidiaries and affiliates		17,870	
Appraisal loss on investment securities		12,726	
Appraisal loss on real estate held for resale		2,708	
Addition to business investment loss reserve		14,865	
Addition to the Urban Railways Improvement Reserve		2,335	
Others		975	79,051
Income before income taxes			23,136
Current Income taxes			18,621
Differed taxes			(2,436)
Net income			6,950

Retained earnings brought forward from the previous fiscal period	15,070
Interim dividends	2,808
Transfer of earned surplus reserve	13,002
Loss on write-off of shares of subsidiaries resulting from merger	6,600
Unappropriated retained earnings	25,615

Notes:	
1. Operating revenues	297,845
2. Operating expenses	248,095
Transportation expenses and cost of sales	119,006
Sales and general administrative expenses	76,708
Taxes	13,004
Depreciation	39,374
3. Transactions with subsidiaries	129,805
Operating revenues	4,133
Operating expenses	43,221
Non-operating transactions	82,450

Tokyu Corporation

Significant Accounting Policies

The financial statements have been prepared in accordance with the accounting principles and practices set forth below:

1. Valuation Standards and Accounting Treatment for Securities

Bonds held to maturity
The cost amortization method

Shares of subsidiaries and affiliates
The cost method determined by the moving average method

Other securities
Securities with market quotations:
The market value method based upon the market price as of the end of the fiscal year (The entire difference between the carrying value and the market value is capitalized. Cost of sales is computed by the moving average method.)

Securities without market quotations:
The cost method determined by the moving average method

2. Valuation Standards and Accounting Treatment for Inventories

Supplies
The cost method determined by the moving average method

Real estate held for resale
The cost method determined by the weighted average (for the region) method
(Expenses for individual sectional development and some land lots are valued at cost by the specific identification method.)

3. Methods for Depreciating Tangible Assets

Depreciation of tangible fixed assets is computed by the declining-balance method. It should be noted that, however, depreciation of replaced assets among structures of the railway business is computed by the replacement cost method and that depreciation of certain leased facilities is computed with the straight-line method. Furthermore, depreciation of buildings (excluding fixtures) acquired after April 1, 1998 is computed by the straight-line method.

4. Method for Depreciating Software Utilized by The Company

Depreciation of software utilized by the Company is computed by the straight-line method, assuming a useful life of 5 years.

5. Standards for Addition to Reserves and Allowances

(a) Allowance for doubtful accounts
With regard to loans to normal entities, the allowance for doubtful receivables is provided based upon the respective actual loss ratio during the specified previous periods. With regard to specified credits to possible non-performing entities, however, of the balance, an amount which

the Company considers necessary (calculated by individually taking into consideration all factors of customers related to the collection of credits) is accounted for in the allowance for doubtful accounts.

(b) Bonus payment reserve

The bonus payment reserve for employees and executive officers is based upon the estimation of the amount to be paid in subsequent periods.

(c) Reserve for retirement allowance for employees

The reserve for retirement allowance for employees is provided on the basis of the estimated amount of retirement and severance benefit obligations and fair value of pension fund assets as of the end of the fiscal year.

Differences in the actuarially-computed value of benefits shall be charged to income from the following fiscal year over a period that is less than the average remaining years of service of employees, by the straight-line method.

With respect to a certain portion of retirement allowance, the approved retirement annuity system has been adopted.

(d) Reserve for retirement allowance for directors and corporate auditors

With regard to reserve for retirement allowance for directors and corporate auditors, an amount specified by our internal regulations is provided as the reserve set forth in Article 287-2 of the Commercial Code of Japan prior to its revisions in 2002.

(e) Reserve for loss on business investment

To prepare for potential future losses caused by the transfer of golf course operations, the estimated amount of loss as of the end of the fiscal year is provided as the reserve set forth in Article 287-2 of the Commercial Code of Japan prior to its revisions in 2002.

6. Accounting Treatment for Subsidies for Construction in Railways Operations

Subsidies for construction projects and equivalents are accounted for by deducting the total amount thereof directly from the value of fixed assets on the completion of the project.

It is to be added that, in the statements of income, subsidies that the Company has received for its construction projects are booked as extraordinary gains, while the amount deducted directly from the acquisition cost of fixed assets is accounted for as extraordinary losses resulting from advanced depreciation deductions on fixed assets.

7. Accounting treatment for consumption tax is based upon the tax exclusion method.

8. Accounting Standards for Treasury Stock and Reduction of Legal Reserves

Since the period, the Company has prepared its financial statements pursuant to the "Accounting Standards for Treasury Stock and Reduction of Legal Reserves" (Financial Accounting Standards No. 1). However, the effects of this change on the statements of income for the period are minimal. It is to be added that the shareholders' equity section on the reported balance sheets has been prepared pursuant to the provisions of the Enforcement Regulation of the Commercial Code of Japan.

Proposal 2: Partial Amendment to the Articles of Incorporation
An outline of the proposition is as set forth below:

1. Reasons for the Amendment
   1) Following the approval of Proposition 1, "Approval of the Share Exchange Agreement between the Company and Tokyu," we hereby propose to amend the prescribed date with regard to the cancellation of deferred shares set forth in Article 6 of the current Articles of Incorporation and with regard to the mandatory conversion of deferred shares set forth in Article 9 thereof.

   2) Following the approval of Proposition 1, "Approval of the Share Exchange Agreement between the Company and Tokyu," we hereby propose to amend Article 13 of the current Articles of Incorporation. This amendment will, in principle, allow all shareholders entitled to vote at the time of a meeting of shareholders to exercise their voting rights.

   3) It is hereby proposed that the supplementary provision, stating that the effective date for Amendment 1) above be January 1st, 2004 (the Share Exchange Date), be added.

2. Contents of the Amendment
   Set forth below is the current Articles of Incorporation (on the left) and the proposition for the Amendment thereto (on the right):

(Underlined portions indicate Amendment)

Current Articles of Incorporation	Proposed Amendment thereto
(Cancellation of deferred shares) Article 6: Five years after issuing deferred shares, the Company may, using profits that are distributable to shareholders as dividends, redeem and cancel some or all deferred shares at a price 1.1 times the issue price of the deferred shares. However, such action can only be taken when the value of twice the average of daily closing prices (including quoted prices) of a common share of the Company at the Tokyo Stock Exchange for the thirty (30) trading days (excluding any trading day on which no closing price is reported) commencing on the forty-fifth (45th) trading day immediately preceding the day of cancellation is not less than the issue price of a deferred share.	(Cancellation of deferred shares) Article 6: Five years after issuing deferred shares, the Company may, using profits that are distributable to shareholders as dividends, redeem and cancel some or all deferred shares at a price 1.1 times the issue price of the deferred shares. However, such action can only be taken when the value of twice the average of daily closing prices (including quoted prices) of a common share of the Company at the Tokyo Stock Exchange for the thirty (30) trading days (excluding any trading day on which no closing price is reported) commencing on the forty-five (45th) trading day immediately preceding <u>the earliest of (i)</u> the day of cancellation <u>or (ii) the day of delisting of the Company's common shares,</u> is not less than the issue price of a deferred share.
(Mandatory Conversion)	(Mandatory Conversion)

Article 9: All outstanding deferred shares in respect of which no conversion has been requested during the conversion period shall be converted as of the day following the last day of the conversion period (the "Mandatory Conversion Date") into the number of common shares obtained by dividing the paid-in amount for each deferred share by the average of closing prices (including quoted prices) of a common share of the Company at the Tokyo Stock Exchange for the thirty (30) trading days (excluding any trading day on which no closing price is reported) commencing on the forty-fifth (45th) trading day immediately preceding the Mandatory Conversion Date: provided, however, that the number of common shares obtained by the conversion of one deferred share shall be no less than one and no more than two. Any fractions of one common share resulting from the above-mentioned calculation of the number of common shares shall be dealt with in the same manner applied to consolidation of shares set forth in the Commercial Code of Japan.	Article 9: All outstanding deferred shares in respect of which no conversion has been requested during the conversion period shall be converted as of the day following the last day of the conversion period (the "Mandatory Conversion Date") into the number of common shares obtained by dividing the paid-in amount for each deferred share by the average of closing prices (including quoted prices) of a common share of the Company at the Tokyo Stock Exchange for the thirty (30) trading days (excluding any trading day on which no closing price is reported) commencing on the forty-fifth (45th) trading day immediately preceding the earliest of either (i) the Mandatory Conversion Date or (ii) the day of delisting of the Company's common shares: provided, however, that the number of common shares obtained by the conversion of one deferred share shall be no less than one and no more than two. Any fractions of one common share resulting from the above-mentioned calculation of the number of common shares shall be dealt with in the same manner applied to consolidation of shares set forth in the Commercial Code of Japan.
(Prescribed dates) Article 13 1. Shareholders (including beneficial holders of the shares; and so forth below) registered or recorded in the final shareholders list or the others as of December 31 may exercise voting rights in the general meeting of shareholders for that fiscal period. 2. For cases not covered by the preceding clause, in the case of need, shareholders and pledgees registered or recorded in the final shareholders list or the others on a specific date resolved and announced by the Board of Directors may exercise their voting rights.	(Prescribed dates) Article 13 (Paragraph 1 Deleted) The Company will, in the case of need, allow shareholders and pledgees registered or recorded in the final shareholders list or the others on a specific date resolved and announced by the Board of Directors to exercise their voting rights.

	Supplementary provision The amendments to Article 6 and Article 9 of the current Articles of Incorporation shall come into effect on the Share Exchange Date set forth in Article 5 of the Share Exchange Agreement, which has been approved of by resolution of the Extraordinary Meeting of Shareholders held on November 26, 2003. This supplementary provision shall be deleted immediately after the above-mentioned amendment has come into effect.

Map for Extraordinary Meeting of Shareholders


To Harajuku
109
Dogenzaka
Exit
(Hachiko)
Shibuya
Station
Former Tokyu
Bunkakaikan
Inogashira Line
Shibuya
Mark City
Exit
(South)
Shibuya Tokyu
Plaza
Shin-Nampeidai
Building
Shibuya Sta. Building Branch
Tokyu Tourist
To Roppongi
Metropolitan
Expressway #3
To Sangenjaya
ROUTE 246
Cerulean Tower
Tokyu Hotel
To Ebisu

Venue: Meeting Room
2nd Floor, Shin-Nampeidai Tokyu Building,
1-21-2 Dogenzaka, Shibuya-ku, Tokyo